Mark Selinger

Tel 212.801.9221

Fax 212.801.6400

Mark.Selinger@gtlaw.com

February 21, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer
Sharon Blume
Eric Envall
Sonia Bednarowski

Re:	INX Ltd.
Fork 6-K
Filed November 15, 2022
File No. 000-56429

Dear Mr. Brunhofer:

On behalf of INX Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated December 21, 2022, relating to the above referenced Form 6-K (File No. 000-56429) filed by the Company on November 15, 2022 (the “Form 6-K”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Greenberg Traurig, LLP | Attorneys at Law

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www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Current Report on Form 6-K filed November 15, 2022

General

1.	We note that you operate a crypto asset platform, INX.One, and that you offer crypto asset-related products and services, including the INX Token, the INX ATS, capital raising services (e.g., minting and issuing crypto assets) as well as the ability to exchange AVAX, BTC, CRV, ETH, FTM, GYEN, LTC, MANA, MATIC, LINK, SAND, UNI, USDC, ZEC, and ZUSD on INX.One. In future filings, please identify all of the crypto asset services that you provide for each crypto asset. In this regard, we note your disclosure that you continue to expand your product offerings available on INX.One.

Response: In response to the Staff’s comment, the Company respectfully notes that it provides the following services for all crypto assets available on its platform:

●	Crypto assets trading (such as BTC, ETH, AVAX);

●	Security tokens listing and trading; and

●	Capital raise services through primary offerings.

INX.ONE is a platform for trading and investing in digital assets, i.e. crypto assets and security tokens. There are two entities behind each type of asset classes – (i) INX Digital, Inc. (“INXD”), which is utilized for crypto assets dealing and has a license to operate in 43 states in the United States (“U.S.”) plus Washington D.C and Puerto Rico (for state licenses please see: https://www.inx.co/legal/state-licenses/); and (ii) INX Securities, LLC (“INX Securities”, or “INXS”), a FINRA-registered broker-dealer and operator of an alternative trading system (“ATS”), which has duly filed its Form ATS with the Commission. As further explained below, the Company operates on a self-custody model where customers hold their own security tokens in their wallets (MetaMask). The Company only accepts and processes U.S. Dollars (“USD”) as a fiat currency on its platform. Each crypto asset listed on the platform and available for trading goes through a vetting process by senior management and the chief compliance officer, all as further explained below.

INXS has been approved by FINRA to operate as a three-step ATS for trading digital asset securities, pursuant to the Commission’s letter to FINRA on September 25, 2020, titled “ATS Role in the Settlement of Digital Asset Security Trades” (the “ATS Letter”). The relevant INXS trade workflow, which INX believes comports with the three-step process in the ATS Letter and has been disclosed to FINRA, currently operates as follows:

●	On the digital asset securities side, the buyer and seller each must have a MetaMask wallet to hold digital asset securities. INX has the ability to communicate to these MetaMask wallets to give the customer conditional instructions that result in the transfer of digital asset securities to/from the appropriate wallets.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	On the cash/funds side, the buyer and seller each have their own individual bank accounts, which must be connected to the customer’s personal bank account.

●	The sell order and buy order are entered into INXS.

●	INXS verifies order eligibility, including confirmation that sufficient amounts of digital asset securities are held in the seller’s MetaMask wallet and that sufficient funds are held in the buyer’s bank account.

●	If the orders are verified, INXS matches the buyer’s bid with the seller’s ask.

●	Following the match, INXS, as ATS operator, communicates to the customer conditional instructions with the appropriate MetaMask wallet to transfer the digital asset security from seller to buyer while simultaneously communicating with the customer’s bank to transfer cash from buyer to seller.

●	INXS displays the order as executed.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Please also identify the jurisdictions in which these crypto assets and your crypto asset products and services are currently available. In this regard, we note your disclosure that you continue to expand your service offerings to customers from more jurisdictions and globally and that, during the third quarter, you added six countries to the approved jurisdictions. Please consider using a table or a chart to show the various crypto assets, crypto asset products and services and the jurisdictions in which each is available. Similarly, please identify the fiat currencies that may be used on your platform.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to the following charts:

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

2.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In future filings, please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.

Response: In response to the Staff’s comment, the Company respectfully notes that it intends to describe any material risks it faces from unauthorized or impermissible customer access to its products and services outside of those jurisdictions, by including the following risk factor in the Company’s upcoming annual report on Form 20-F:

As we continue to expand our business and customer base outside the United States, we may be vulnerable to risks related to unauthorized or impermissible customer access outside of the jurisdictions in which we operate, which may result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer services on a cross-border basis. For instance, financial regulators outside the United States have increased scrutiny of crypto asset exchanges over time, such as by requiring crypto asset exchanges operating in their local jurisdictions to be regulated and licensed under local laws.

Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in one jurisdiction may influence other jurisdictions and any such development may be extended to additional services and other jurisdictions. As a result, risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another jurisdiction or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty and increased expenses adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses engaging in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

Although the Company monitors closely the above mentioned risks and takes proactive steps to mitigate them, any breach or unauthorized customer access to products and services outside jurisdictions in which we operate could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators.

Describe any steps you take to restrict access of U.S. persons or persons in other jurisdictions to any of your products and services and any related material risks.

In response to the Staff’s comment, the Company respectfully notes that it has implemented a procedure which limits access to its platforms to the following customers, and of which has previously successfully completed the Company’s Know Your Customer (“KYC”) onboarding process:

●	customers who reside in countries/jurisdictions and U.S. States that the Company is licensed to operate in; and

●	customers who wish to use the Company’s services, at their own initiative, who reside in jurisdictions in which the Company does not hold a license, but where the Company has determined that there are no restrictions that restrict such access. The Company does not solicit customers from countries in which it is not properly licensed to do so, but may accept customers if they come of their own accord and there are no current restrictions.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The Company regularly evaluates laws and regulations in different countries and decides whether to allow trading to users in that country. For specific jurisdictions, the Company has from time to time consulted with legal counsel to assist in determining whether or not to allow trading to users in those countries.

Decisions on whether to allow access for customers from a certain country lie with the Company’s management, in cooperation with the legal and compliance teams, who assess the risk of doing business in that country. In regard to securities trading, the decision whether or not to permit trading in a specific state is also coordinated with our third-party technology and banking providers that assist with anti-money laundering and KYC screening.

The Company’s procedure further details actions to be taken by the Company’s compliance function to ensure that it reviews, monitors and operates in jurisdictions in accordance with the risk appetite of the Company.

3.	In future filings, please disclose the risks and limitations of your internal policies and procedures for determining whether or not a crypto asset is a security, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.

Response: In response to the Staff’s comment, the Company intends to describe risks and limitations of its internal policies and procedures for determining whether or not a crypto asset is a security by including the following risk factor in the Company’s upcoming annual report on Form 20-F:

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty. If the Company is unable to properly characterize a digital asset listed for trading as a “security”, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

The Commission and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The Commission generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the Commission and its staff. For example, Chair Gary Gensler has repeatedly remarked on the need for further regulatory oversight on crypto assets, crypto trading, and lending platforms by the SEC. Public statements made in the past by senior officials at the Commission have indicated that the Commission does not intend to take the position that Bitcoin or Ethereum are securities (in their current form). In May 2022, the Chair of the U.S. Commodity Futures Trading Commission (the “CFTC”), Rostin Behnam, stated that Bitcoin and Ethereum are commodities. However, in June 2022, Mr. Gensler suggested that Bitcoin is a commodity but did not opine on the status of other crypto assets. Such statements by officials at the CFTC and Commission are not official policy statements by these agencies and reflect only the speakers’ views, which are not binding on any agency or court and cannot be generalized to any other crypto asset. In addition, in July 2022, the Commission separately filed securities fraud charges against a former employee related to misuse of confidential information. These Commission’s charges allege that nine crypto assets involved in this matter are securities under federal securities laws, seven of which are, or were, listed on the platform. Despite the Commission being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court. With respect to these and other crypto assets, there is currently no certainty under the applicable legal test, such as the “Howey Test”, that such assets are not securities, notwithstanding the conclusions the Company may draw based on its risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the Commission’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the Commission and is not binding on the Commission.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the Commission or in an offering that qualifies for an exemption from registration.

The Company has developed specific criteria and follows its policies and procedures to analyze each digital asset whether it could be deemed a “security” under applicable laws prior to listing such asset on the trading platform. The Company’s policies and procedures do not constitute a legal standard, but rather represent the Company-developed model, which it uses to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of the conclusions, the Company could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a “security” under applicable laws.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The policy reviews a variety of factors for each listing, including applying such review as it relates to the Howey Test to the extent applicable. The policy considers, among other things, the use, purpose, and specific features of each crypto asset being considered. The analysis is based on reasonably strong arguments to conclude that the crypto asset is or is not, a security. Once all of these assessments are completed and internally approved by the relevant stakeholders, the due diligence checklist is reviewed and approved by the INXD Board of Directors.

The Company will only approve a listing through the foregoing policy that it reasonably determines is not used to circumvent laws and regulations or that may facilitate the obfuscation or concealment of a customer’s or counterparty’s identity. Additionally, the Company will only approve cryptocurrencies that it reasonably determines are not crypto assets that fall under the jurisdiction of securities regulations in the U.S. and may seek the guidance of outside legal counsel in this determination. The Company will only permit the trading of a crypto asset consistent with relevant consumer protection standards and that do not jeopardize INXD’s safety and soundness as a going concern.

The Company believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment. However, it recognizes that the application of securities laws to the specific facts and circumstances of crypto assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws.

There can be no assurances that we will properly characterize over time any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the topic, were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a security, while we concluded otherwise, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Further, if Bitcoin, Ethereum, or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the Commission or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities. Specifically, even if transactions in a crypto asset were registered with the Commission or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the crypto asset market. For example, under current Commission guidance, crypto asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the Commission has not permitted public permissionless blockchain-based clearance and settlement systems for securities.

4.	We note that you mint, issue and facilitate secondary trading of crypto asset securities. In future filings, please disclose your policies and procedures for ensuring that the issuance and secondary trading of crypto asset securities are in compliance with the federal securities laws, and please add risk factor disclosure that addresses potential liability if they are not.

Response: In response to the Staff’s comment, the Company intends to include the following risk factors in the Company’s upcoming annual report on Form 20-F:

We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

INX Securities is registered with FINRA and the SEC as a broker-dealer authorized to operate as an ATS that is allowed to facilitate the trading of security tokens in compliance with the SEC’s “Three-Step Process.” Additionally, INX Securities is registered in all 50 U.S. states, the District of Columbia, and Puerto Rico, and is also permitted to act as the broker-dealer of record in primary offerings for traditional and digital securities. As such, the Company has implemented policies, processes, rules and procedures that govern the issuance and trading of security tokens on the INX Securities ATS.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

However, there is currently significant uncertainty regarding the application of federal and state laws to the issuance and trading of crypto assets, including regulations governing the conduct of market intermediaries to the trading of crypto assets that are securities.

If we fail to qualify with any of these authorities, we may be unable to execute on, or be forced to cease operations contemplated under, our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

Also, as firms in the financial services industry have experienced increased scrutiny in recent years, such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC, state securities regulators and other U.S. regulatory agencies.

We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INX Securities ATS, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of any failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impair our profitability.

Our compliance programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

While we have devoted significant resources to develop our compliance policies and procedures and expect to continue to do so in the future, we cannot assure you that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

To the extent that a customer has traded book-entry securities and is using your services to mint and issue tokenized shares of the same class of securities as the book-entry securities, please disclose your policies related to ensuring that the customer may do so, including whether the company may issue the same class of securities in different forms (e.g., as book-entry and crypto assets) and whether the rights and obligations of the tokenized shares are different from the non-tokenized shares such that the tokenized shares are actually a separate class of securities.

Response: In response to the Staff’s comment, the Company confirms that no customer which has traded book-entry securities is using our services to mint and issue tokenized shares of the same class of securities as the book-entry securities.

5.	In future filings, please disclose the process you used to decide to add the Millennium Sapphire token to your ATS, and to adding Compound and Aave to your platform. Your discussion, should both be general to your process for adding any such crypto asset securities and cryptocurrencies, as well as the specifics involved in adding these, and any others you have added for the financial period covered. For example, please clarify whether you make available crypto asset securities on your ATS that you did not mint for your customers, and disclose the factors you consider in making available cryptocurrencies on your platform. For the Millenium Sapphire token, please provide us with a discussion of how the token is sold by the issuer, whether that distribution is registered or conducted pursuant to an exemption, and how you analyze the secondary market trades on your ATS, including whether they are being conducted pursuant to an exemption from registration.

Response: In response to the Staff’s comment, the Company intends to include the following disclosure in the Company’s upcoming annual report on Form 20-F:

Adding crypto assets to, or removing from our platform

As to the Company’s general process for adding an asset to the platform and our evaluation thereof, please see our response to comment 3 above. As specified in our response to comment 3, the Company has a policy and process in place for adding new crypto asset securities and cryptocurrencies for listing or trading on its platform. The Company’s legal and compliance teams, in cooperation with the Chief Compliance Officer, the legal, compliance, technology, cybersecurity, and operational risks with respect to listing a cryptocurrency. The evaluation is done in the form of a due diligence checklist, upon which the above parties have to signify approval, and once this is done, the checklist is then sent to the Board of Directors of INXD, for a final review and approval.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

More specifically, the relevant risk areas that INXD takes into consideration regarding each cryptocurrency include the overview and history, roadmap, business purpose, usage, distribution and concentration, regulation, compliance obligations, Howey Test triggers, risk assessment, token type, white paper, blockchain type, engineering, security and code, prototype, consensus process, network, operating costs, supply, rewards and penalties, development team, and operations.

Adding the Millennium Sapphire, Compound and Aave Tokens to our platform

Regarding the listing of the Millennium Sapphire Security Token (“MSTO”) to our ATS for trading, MSTO first signed a listing agreement with INX and provided due diligence items requested by the Company, pursuant to INXS’ listing policy. Following review of all relevant documents submitted, INXS verified that the primary offering was done in compliance with the exemptions for registration under Regulation D and Regulation S of the Securities Act of 1933 which are specifically noted in the INXS Membership Agreement as valid primary exemptions for which INXS can provide secondary market trading services. INXS reviews and signs off on all due diligence and listing agreements, including those of MSTO. As part of additional due diligence, and since neither INXS, nor any of its affiliated entities, minted the security tokens, INXS integrated the ATS settlement flow with MSTO’s ownership record holder (the “Digital Registrar”). A Digital Registrar maintains books and records for security token issuers similar to the functions of a transfer agent in the United States. Once this integration was tested and implemented, the security token was made available for trading on the ATS.

Regarding the addition of the Compound and Aave tokens to our crypto asset trading platform, the Company respectfully advises the Staff that it followed the same procedures described in the response to comment 3 above in determining to add these tokens to our trading platform.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

6.	In future filings, please discuss your internal policies or procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements.

Response: In response to the Staff’s comment, the Company intends to disclose its internal policies or procedures for conducting due diligence for anti-money laundering, KYC, and/or compliance with the Office of Foreign Assets Control (“OFAC”) related requirements, by including the following language in the Company’s upcoming annual report on Form 20-F:

The Company’s policies or procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements

The Company conducts KYC and anti-money laundering (“AML”) for every user it onboards onto its platform, regardless of whether that customer wishes to trade cryptocurrencies or security tokens. As part of that onboarding process, the Company uses a third-party provider to check the user against numerous lists, including the OFAC sanctions list. User due diligence is performed at the time of onboarding before the account is opened and before funds or assets are deposited into the user’s account on the trading platform. When a potential customer wants to open an account with the Company, he or she completes the online investor application and submits this information for review. Upon submission, the customer’s data is entered into our third-party service provider for verification against various sanctions lists like OFAC sanctions list and software-defined networking (“SDN”) for AML purposes. In addition, there is also a physical review of all the information by a customer specialist to confirm compliance with KYC checks and verifications. Upon successfully passing the AML/KYC process, and acknowledging applicable agreements, the account would be deemed approved and eligible for trading.

To the extent reasonable and practicable, we ensure that we have a reasonable belief that we know the true identity of our customers by using risk-based procedures to verify and document the accuracy of the information we receive about our customers. Using manual and/or automated tools, our team analyzes the information obtained to determine whether the information is sufficient to form a reasonable belief that we know the true identity of the customer.

As stated above, the Company verifies user identity through proof of identification and proof of address documentation, with the intention of forming a reasonable belief that we know the identity of the customer and that they are who they say they are. The Company uses a third-party provider, Onfido, to process identity checks and verify their validity. The Onfido identity document check consists of a visual image scan, which analyzes identification documents to verify that they are valid. Onfido also identifies whether the identification document has been recorded as lost, stolen or compromised (i.e., through tampering, forgery and fraud). The Company may ask for further documentation from users through an enhanced due diligence process if it deems this necessary in order to comply with its regulatory requirements.

The Company collects information about each individual such that we can reasonably determine who the customer is and the nature of their business with the Company. Such information is collected during the onboarding process where the applicant is requested to complete the “Personal Profile” section, which includes questions in relation to their:

●	Employment: for example applicants are required to declare, amongst others, if they are a politically exposed person;

●	Financials: for example applicants are required to declare, amongst others, their net income and net worth; and

●	Investment experience: for example applicants are required to declare, amongst others, their risk tolerance and investment goals.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Additionally, all users are subject to screening as part of the onboarding process. Screening is currently done via Onfido. Onfido uses the customer’s proof of identification to perform screening, including OFAC screening, by gathering data from diverse government sources, international regulators and law enforcement agencies and watchlists, which will scan for known or suspected entities and individuals who are associated with money laundering, terrorism, financial fraud, arms proliferation, drug trafficking or are politically exposed persons. Depending on the Onfido screening findings, if any, the INX team will perform the necessary reviews and escalate as per our defined processes.

A person who tries to initiate the onboarding process from a restricted jurisdiction, due to unauthorized location, sanctioned country or otherwise identified through geofencing, will not be allowed to continue the onboarding process and will get a notification explaining that the person applied cannot invest with the Company and cannot open an account on the platform.

Although we have implemented controls and are working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that we will not inadvertently provide access to our products and services to unauthorized or sanctioned parties or jurisdictions in the future.

7.	In future filings, please provide greater details regarding your retail customers and describe your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game like features and other design elements or features designed to engage with retail investors.

Please also address the following, without limitation:

●	Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools.

●	Clarify whether any of such practices encourage retail investors to trade more often, invest in different products or change investment strategies.

●	Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement).

●	To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure.

●	Describe in greater detail your data collection practices or those of your third-party service providers.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Response: In response to the Staff’s comment, the Company intends to provide such greater details by including the following language in the Company’s upcoming annual report on Form 20-F:

Use of digital engagement practices (“DEP”) designed to engage with retail investors and provide educational tools

Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable, and engaging. We must also expand our products and services, and offer competitive prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged.

Used responsibly, DEPs provide significant benefits to retail investors, including enhanced access to customized products and services, lower costs, access to a broader range of products, better customer service, and improved compliance efforts leading to safer markets. Certain DEPs also raise potential risks, highlighting the need to ensure investor protection in connection with their use. The existing regulatory regime, however, addresses firms’ use of DEPs, preserving their well-documented benefits, while appropriately managing potential risks and conflicts.

Specifically, the primary intersection between DEPs and our current regulatory regime are in two discrete areas:

●	communications to retail investors (educational, informational, advertising, and marketing); and

●	potential recommendations (i.e., personalized investment advice) to retail investors.

FINRA’s communications (and related) rules and guidance cover the former, and the SEC’s Regulation Best Interest (“Reg BI”) covers the latter. The Company believes that the existing federal securities laws and regulations, and FINRA rules, are sufficient to fulfill the SEC’s investor protection and market integrity missions with respect to DEPs.

The genesis and growth of DEPs in the securities industry today reflect the manner in which retail investors increasingly engage in every aspect of their lives, that is, digitally, online, and interactively, using the latest technologies and platforms. It is also driven, in part, by the manner in which many retail investors now choose to transact and invest, that is, on a self-directed basis (distinct from the model of receiving recommendations from a dedicated financial advisor). Many retail investors want to make their own investment decisions and manage their own investment risks, including market risks, product complexity, leverage, margin, and trading frequency. Regardless, for all retail investors, DEPs provide the latest technologies, tools, information, data, and education to facilitate and enhance their investment experience. DEPs can also offer retail investors a simplified, easily understandable path to effective financial planning and financial literacy at their digital fingertips. Firms’ use of DEPs helps meet the demand of retail investors to engage and transact in the manner of their choosing. In meeting that demand, DEPs not only strengthen existing client relationships, but also have been appropriately credited with improving investor access and opportunity on the latest investment platforms, resulting in a significant, well-documented increase in retail investor participation in the capital markets.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

In fact, DEPs are providing new useful channels for delivering investor education tools and resources to retail investors. Retail investors are better educating themselves about the risks and features of prospective products and services, and ultimately, transacting in a manner that is consistent with their investment goals and risk tolerance. Relevant studies support the view that effective DEP communications can help retail investors make more responsible decisions and ultimately improve their financial outcomes.

Investor protection is paramount to our retail customers. Accordingly, the Company is cognizant of the potential risks associated with certain DEPs and the need to ensure investor protection in connection with their use. While DEPs have the potential to encourage beneficial investor behavior, certain DEPs may have the potential to encourage retail investors to transact in a manner that may be inconsistent with their investment goals or risk tolerance. As the Commission notes, some have also expressed concerns that certain DEPs may encourage frequent trading, options trading, trading on margin, and trading in complex securities products. The Company is not involved with any of the foregoing practices.

To date, the Company does not have any sophisticated digital engagement processes to engage retail customers. The Company allows pop-ups on its website, utilizes user contests such as a recent World Cup contest amongst platform users, email marketing, and social media posts to bring attention to potential users on the Company platform. The Company provides FAQs with videos and tutorials to develop and provides investment education tools.

INX acknowledges the need to address these potential conflicts. DEPs should never mislead clients and should always present information in a manner that is fair and balanced. It is important to note, however, that these potential conflicts are not new to the industry. In fact, they are the same potential conflicts that arises in connection with any medium or form of firm communication or engagement with a client. DEPs are merely a different medium or form. And, as discussed further below, DEPs are already subject to the same compliance and regulatory obligations that the firm owes with respect to every other communication or engagement with a client, including full disclosure of all relevant risks. Preserving individual retail investors’ interest in autonomy, preference, choice, and access to new investment opportunities, which DEPs may facilitate, is essential to ensuring that these investors have the means to effectively manage their short- and long-term financial objectives, and their wealth generally.

As discussed further below, assuming firms are meeting their compliance and regulatory obligations with respect to DEP use under the current regulatory regime, there is no new or different regulatory interest in preventing or limiting firms from using DEPs to facilitate the trading activities and investment experiences in which these retail investors have chosen to engage.

For broker-dealers, these provisions include, without limitation:

●	The anti-fraud provisions of the federal securities laws and FINRA rules;

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	Account opening, KYC, and other due diligence approval obligations;

●	Standard of conduct;

●	Disclosure obligations;

●	Reporting and other financial responsibility requirements;

●	Communications with the public rules;

●	Supervision obligations and insider trading procedures;

●	Recordkeeping obligations;

●	Customer complaints; and

●	Privacy and cybersecurity.

The foregoing overview of select rules and regulations, as well as additional regulatory obligations, demonstrate the comprehensive nature of broker-dealer regulation generally, as well as the specific regulations relevant to the use of DEPs and related tools and methods today.

With respect to educational and informational communications to retail investors, as noted above, INX provides FAQs with videos and tutorials to develop and provide investment education tools. Recently, the Company published “The INX Way,” which provides insight to retail investors regarding security tokens and the basic concepts and foundations of this new innovative financial product.

As discussed above, retail investors derive significant benefits from tools that deliver education and information about financial services and products. All educational and informational communications, like all communications generally, must be fair, balanced, and not misleading under our existing regulatory regime. Retail investors are already well protected by these laws and rules.

With respect to advertising and marketing communications to retail investors, such communications are likewise already addressed by the existing ruleset. FINRA’s communications rules already apply to all forms of electronic, hard copy, and other means of advertising and marketing communication, and readily cover DEPs. DEP-related advertising and marketing communications should continue to be subject to, and regulated by these well-established, existing regulatory standards.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Further in response to the Staff’s comment, the Company intends to provide such greater detail by including the following language in the Company’s upcoming annual report on Form 20-F:

Data collection practices

Various local, state, federal laws and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business.

In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. In the United States, non-sensitive user data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or additional required “opt-outs” were to be adopted in the United States, less data may be available, and the cost of data likely would increase.

As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results.

We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, facial recognition data (from scanning of photographs for identity verification), trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand, including through our acquisition of, and investment in, other companies and technologies. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data. All data that is collected is stored and retained in conjunction with applicable state laws and SEC recordkeeping requirements under SEC Rule 17a-4.

We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures, or the security measures of companies we acquire, may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. We could be the target of a cybersecurity incident, which could result in harm to our reputation and financial losses. Additionally, our customers have been and could be targeted in cybersecurity incidents like an account takeover, which could result in harm to our reputation and financial losses. Additionally, privacy and data protection laws are evolving, and these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings. Our future success depends on the reliability and security of our platform. To the extent that the measures we, any companies we acquire, or our third-party business partners have taken prove to be insufficient or inadequate, or to the extent we discover a security breach suffered by a company we acquire following the closing of such acquisition, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.

●	Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices. In that regard, please consider the SEC’s request for information and public comment on matters related to the use of such practices made on August 27, 2021.

Response: In response to the Staff’s comment, the Company intends to include the following risk factor in the Company’s upcoming annual report on Form 20-F:

Our use of DEPs may be impacted by current and potential future regulations, which may adversely affect our business, operating results and financial condition.

Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform, which is done in part by the use of DEPs. While DEPs have the potential to encourage beneficial investor behavior, certain DEPs may have the potential to encourage retail investors to transact in a manner that may be inconsistent with their investment goals or risk tolerance.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The genesis and growth of DEPs in the securities industry today has led to increased SEC scrutiny in the way companies utilize DEPs, including the risk that certain DEPs may encourage frequent trading, options trading, trading on margin, and trading in complex securities products. Current and future regulations regarding the use of DEPs may subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

There is a risk that, as we expand, we may assume liabilities for breaches experienced by any companies we acquire. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail, to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal data, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

8.	Please disclose the material terms of your agreements with third-party custodians, including:

what portion of your client’s crypto assets and your crypto assets are held in hot wallets and cold wallets; the geographic location where crypto assets are held in cold wallets;

Response: In response to the Staff’s comment, the Company respectfully notes that none of its or its client’s crypto assets are currently held in cold wallets.

●	whether any persons (e.g., auditors, etc.) are responsible for verifying the existence for the crypto assets held by the third-party custodian(s);

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Response: In response to the Staff’s comment, the Company respectfully notes that Ernst and Young (“EY”), the Company’s independent auditor, conducts quarterly reviews and annual audit procedures related to customer and INX owned digital assets held with BitGo. Annually, the Company obtains from BitGo SOC attestations with regards to the BitGo, Inc. wallet solution and BitGo Trust custodial services. Finally, in Q4 2022, INX Digital, Inc. completed the SOC 2 Type II attestation performed by EY with regards to controls relevant to the security, availability, processing integrity, confidentiality and privacy on client services provided through the INX trading platform.

●	whether any insurance providers have inspection rights associated with the crypto assets held in storage;

●	a description of the custodian’s insurance and the degree to which such policies provide coverage for the loss of your client’s crypto assets and your crypto assets.

Response: In response to the Staff’s comment, the Company intends to disclose the material terms of its agreements with third-party custodians by including the following language in the Company’s upcoming annual report on Form 20-F:

BitGo’s custodian insurance obligations

BitGo Trust is a trust company under §51-A of the South Dakota Banking Law and is licensed to act as custodian of its client’s digital assets on its client’s behalf. As agreed in the Company’s Custodian Services Agreement with BitGo, BitGo obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

9.	In future filings, please identify the risks to customers’ assets in the event of insolvency or bankruptcy of any INX entity. In addition, please disclose whether you have obtained counsel’s opinion regarding the bankruptcy laws of relevant jurisdictions.

Response: In response to the Staff’s comment, the Company intends to identify the risks to customers’ assets in the event of insolvency or bankruptcy of any INX entity by including the following language in the Company’s upcoming annual report on Form 20-F:

The Company utilizes an independent custodian to hold customers’ assets. However, because custodially held crypto assets may be considered to be the property of a bankruptcy estate,, the crypto assets held in custody by BitGo Trust, on behalf of our customers could be treated as property of a bankruptcy estate in the event of the insolvency or bankruptcy of an INX entity and consequently our customers could be treated as general unsecured creditors in bankruptcy proceedings.

The Company places great importance on safeguarding customers’ crypto assets. For this reason, the Company took a proactive and protective approach toward customer funds by implementing a segregation requirement for customer assets. The Company expects to implement the segregation requirement during the first half of 2023, subject to custodian and banks’ cooperation. Pursuant to this segregation mechanism, the Company is in the process of modifying its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

Accordingly, the Company believes that a court would not treat customers’ crypto assets as part of the Company’s general estate; however, due to the novelty of crypto assets, there can be no assurance that a bankruptcy court would not determine to include these customer assets as part of our bankruptcy estate in the event of our insolvency or bankruptcy.

In response to the Staff’s comment, the Company respectfully notes that it has not obtained counsel’s opinion regarding the bankruptcy laws of relevant jurisdictions.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

10.	We note that you accept certain crypto assets as payment fees for services. In future filings, please disclose the crypto assets you accept as payment fees, how you determine the value of such crypto assets and your policies related to monetizing such crypto assets.

Response: In response to the Staff’s comment, the Company intends to disclose the crypto assets it accepts as payment fees, how it determines the value of such crypto assets and its policies related to monetizing such crypto assets by including the following language in the Company’s upcoming annual report on Form 20-F:

Crypto assets as payment fees for crypto and security token services

With regards to trading of digital assets, a transaction fee is charged and deducted from the customer account at the time of the order execution. The transaction fee is set as a percentage of the transaction value based on the fee schedule published on the Company’s website (https://www.inx.co/fee-schedules/) and is charged in the currency of the consideration paid by the customer. For example, if a customer buys BTC with USD, the transaction fee would be charged in USD. The same process is followed with regards to transactions where one digital asset is purchased for another, for example, BTC is purchased with ETH. In this example, the transaction fee would be charged in ETH.

With regards to trading of security tokens, the transaction fee is charged and deducted from the customer’s bank account in USD at the time of the order execution. The transaction fee is similarly set as a percentage of the transaction value based on the fee schedule referred to above.

In instances where the transaction fee is collected in digital assets, revenue is measured based on the fair value of the digital assets received at the time of the transaction. The fair value of digital assets owned is determined by using the price quoted on Coinmarketcap.com. Coinmarketcap.com is a pricing aggregator, which provides a volume-weighted average price derived from actual trades on various exchanges.

To minimize market risk, the Company follows its policy on converting digital assets earned as transaction fees into U.S. dollars if such amounts exceed internally established limits.

●	Also, in future filings , disclose the crypto assets you currently hold. Similarly, please tell us whether INX.One supports cross-asset trades (i.e., cryptocurrency for crypto asset securities).

Response: In response to the Staff’s comment, the Company respectfully notes that INX.One does not support cross-asset trades at this time (i.e., cryptocurrencies for security tokens). Cryptocurrencies may only be traded against fiat currency or other cryptocurrencies. Security tokens may only be traded against fiat currency (USD). The crypto assets currently held by INX Digital and INX Solutions are detailed in Exhibit B.

11.	We note that you intended to establish a platform for the trading of cryptocurrency-based futures, options and swaps. To the extent that you still plan to establish this platform, please disclose, in future filings, the timeline, estimated costs and source of funds for the development of the platform.

Response: In response to the Staff’s comment, the Company respectfully notes that it is exploring options such as obtaining a Designated Contract Markets (“DCM”) license with the CFTC, but has not made an affirmative decision to pursue this application at this time. Should this path change, the Company will advise the Staff and provide adequate disclosure in its future filings.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

12.	In future filings, please include risk factor disclosure regarding whether a significant amount of the trading volume on your platform currently comes from a small number of customers, and, if so, please provide quantitative information regarding the percentage of trading volume that each such customer represents.

Response: In response to the Staff’s comment, the Company intends to provide disclosure regarding whether a significant amount of the trading volume on its platform currently comes from a small number of customers, by including the following risk factors in the Company’s upcoming annual report on Form 20-F:

A significant amount of the trading volume on our platform is derived from a relatively small number of customers, and the loss of these customers, or a reduction in their trading volume, could have an adverse effect on our business, operating results, and financial condition.

A relatively small number of institutional market makers and high-transaction volume retail customers account for a significant portion of the trading volume on our platform and the related net transactional revenue. For the year ended December 31, 2022, our top ten institutional market makers and high-transaction volume retail customers accounted in the aggregate for approximately 88% of our trading volume, and our top two customers accounted for approximately 65% of our trading volume.

We expect significant trading volume and net revenue attributable to these customers to continue for the foreseeable future. As a result, a loss of these customers, or a reduction in their trading volume, and our inability to replace these customers, could have an adverse effect on our business, operating results, and financial condition.

If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services and platform, our business, operating results, and financial condition may be significantly harmed.

Any number of factors can negatively affect customer retention, growth, and engagement, including if:

●	customers increasingly engage with competing products and services, including products and services that we are unable to offer due to regulatory reasons;

●	we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received;

●	we fail to support new and in-demand crypto assets or if we elect to support crypto assets with negative reputations;

●	there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, or other factors;

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;

●	customers perceive the crypto assets on our platform to be bad investments, or experience significant losses in investments made on our platform;

●	technical or other problems prevent us from delivering our products and services with the speed, functionality, security, and reliability that our customers expect;

●	cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities cause losses to us or our customers, including losses to assets held by us on behalf of our customers;

●	modifications to our pricing model or modifications by competitors to their pricing;

●	we fail to provide adequate customer service;

●	regulatory and governmental bodies in countries that we target for expansion express negative views towards crypto asset trading platforms and, more broadly, the cryptoeconomy; or

●	we or other companies in our industry are the subject of adverse media reports or other negative publicity.

From time to time, certain of these factors have negatively affected customer retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our customer base and customer engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products and services less attractive to customers, which may have an adverse impact on our revenue, business, operating results, and financial condition. If our customer growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

13.	We note that you had plans to continue the development of your investment tools to add additional features and improvements to your pre-trade and post-trade services. In your future filings, please disclose any new features or improvements to such services and discuss your plans to develop these tools, including a timeline, estimate of costs and sources of funds to develop and implement such tools.

Response: In response to the Staff’s comment, the Company advises the Staff that it expects to introduce new features during the first half of 2023, and that, to the extent these features are already introduced, the Company intends to disclose these new features in the Company’s upcoming annual report on Form 20-F.

In addition, to the extent that additional features and improvements are at a stage where disclosure is appropriate, we will include disclosure of these new features and improvements as well, including, if appropriate, an anticipated timeline for introduction of these new features and improvements.

Unless otherwise disclosed, these features or improvements will be developed by us using cash on hand.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

14.	In future filings, please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or INX Token price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: In response to the Staff’s comment, the Company intends to disclose any significant crypto asset market developments that are material to understanding or assessing of its business, financial condition and results of operations, by including the following language in the Company’s upcoming annual report on Form 20-F:

The digital assets industry is highly innovative and rapidly evolving, with frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Although we strongly believe that our key competitive advantage is the ability to offer digital assets and security tokens on a single trading platform and within a regulated and fully transparent environment as a public company, we expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing service offerings. We compete against a number of companies that focus on traditional financial services and those that focus on blockchain-based services. Our main competitors fall into the following categories:

●	traditional financial technology and brokerage firms that have entered the crypto asset market in recent years and offer overlapping features targeted at our customers; and

●	companies focused on the crypto asset market, some of whom adhere to local regulations and directly compete with our platform, and many who choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends, support a greater number of crypto assets, and develop new crypto-based products and services due to a different standard of regulatory scrutiny.

Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.

In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, have resulted in our customers transferring significant funds and crypto assets to unregulated or less regulated competitors. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which unregulated or less regulated competitors have not had to incur.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Many innovative start-up companies and larger traditional financial services companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer blockchain-based services in the future as the industry gains adoption.

Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:

●	the ability to trade crypto assets and offer products and services that we do not support or offer on our platform (due to constraints from regulatory authorities, our banking partners, and other factors) such as tokens that constitute securities or derivative instruments under U.S. or foreign laws;

●	greater name recognition, longer operating histories, larger customer bases, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	greater resources to make acquisitions;

●	larger and more mature intellectual property portfolios;

●	established core business models outside of the trading of crypto assets, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

15.	In future filings, to the extent material, discuss how the bankruptcies of crypto asset companies and other recent crypto market events as well as the downstream effects of these events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

Response: In response to the Staff’s comment, the Company intends to discuss how the bankruptcies of crypto asset companies and other recent crypto market events as well as the downstream effects of these events have impacted or may impact its business, financial condition, customers, and counterparties, either directly or indirectly, by including the following language in the Company’s upcoming annual report on Form 20-F:

The Company has not been affected and does not have exposure to the bankruptcies that have recently occurred among digital asset companies.

The Company’s business does not have exposure to and the Company is not a creditor of any of, the cryptocurrency market participants that recently filed for Chapter 11 bankruptcy. We have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry.

However, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The bankruptcy filings of crypto companies over the last several months and other developments in the broader cryptocurrency space will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of certain cryptocurrencies and/or may adversely affect the Company’s business, reputation, financial condition and results of operations.

To the extent applicable, the Company will communicate in future filings the extent and effect, if any, on the Company with respect to any future bankruptcies and/or other significant cryptocurrency market events.

16.	If material to an understanding of your business, in future filings, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

Response: In response to the Staff’s comment, the Company respectfully notes that, as detailed in the Company’s response to comment 15 above, the Company has not had exposure to companies, counterparties, customers, custodians, or others that have filed for bankruptcy, had significant redemptions, had customer crypto assets unaccounted for or experienced material corporate compliance failures. The Company has not experienced, and has not been directly affected, by any of these events.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

17.	If material to an understanding of your business, in future filings, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Response: In response to the Staff’s comment, the Company intends to discuss any steps it takes to safeguard its customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, by including the following language in the Company’s upcoming annual report on Form 20-F:

The Company has numerous policies and procedures in place to ensure compliance with applicable rules and regulations. Customer custodial assets represent restricted funds maintained in segregated accounts that are held in accounts for the exclusive benefit of customers. The Company holds liquid assets, as defined by applicable regulatory requirements equal to at least 100% of the aggregate amount of all customer custodial liabilities. All customer funds are held in their original currency one-to-one at the firm’s digital assets custodian as well as at a specifically designated U.S. bank account. The firm does not hypothecate, invest or use customer funds for any other purpose.

Beyond compliance with applicable rules and regulations, the Company takes additional self-regulatory steps with regards to protection of customer assets in the event of insolvency or bankruptcy of the Company. Specifically, the Company is in the process of implementing a segregation of customer funds following the CFTC segregation model under the Commodity Exchange Act (“CEA”) Rule 1.20, Futures customer funds to be segregated and separately accounted for. We intend to achieve this protection by, among other things, amending contractual agreements with our custodian and banks holding customer funds. Such amendments, among other related provisions, will include the addition of a written segregation acknowledgement letter issued by our custodian and banks acknowledging certain accounts to be specifically designated as holding customer funds and prohibit the right of offset between customer and house assets deposited by INX and held by such custodians and banks. They key objective of the contractual revisions is to separate assets held in specifically designated customer accounts from the Company’s general estate, thus making them bankruptcy remote and not subject to claims of general creditors, a required practice under CFTC rules, and a framework that we believe can be similarly applied by digital assets intermediaries.

Further, and as part a broader effort to strengthen policy and procedures with regards to protection of customer funds, INX developed the Protection of Customer Funds Policy, which includes the following key points:

1.	Separately account for all Customer Funds as belonging to its customers;

2.	Deposit, or custody, Customer Funds under an account name that clearly identifies them as Customer Funds;

3.	Hold Customer Funds at an independent custodian and ensure that such funds are not commingled with the funds of the custodian;

4.	Establish procedures reasonably designed to monitor and manage the risks associated with holding Customer Funds, including procedures that specify:

4.1.	The evaluation of the entity that has custody or control, or otherwise acts in a fiduciary capacity with respect to, depositories and custodians of Customer Funds, including, at a minimum, criteria addressing the capitalization, creditworthiness, operational reliability, and access to liquidity of the respective depository or custodian. The criteria also should include the availability of deposit insurance, as applicable, and whether the depository or custodian is regulated and/or supervised by a regulatory authority.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

4.2.	The process for the withdrawal of Customer Funds from customer accounts, including an enhanced review where the withdrawal is not for routine, pre-agreed purposes, such as for payments of costs and fees.

4.3.	The process for assessing the appropriateness of specific investments of Customer Funds, as applicable, taking into consideration the market, credit, counterparty, operational, and liquidity risks associated with such investments, and assessing whether such investments are consistent with the objectives of preserving principal and maintaining liquidity.

4.4.	The appropriate separation of duties among individuals responsible for the handling of Customer Funds, including the separation of duties among personnel that are responsible for advising and servicing customers, approving or overseeing receipts and disbursements, and recording and reporting financial transactions. The policies and procedures must require that any movement of funds to affiliated companies and parties are properly approved and documented.

4.5.	The process of establishing and monitoring a minimum amount of excess funds or reserves in segregation to meet obligations to customers.

4.6.	The process of immediate corrective measures in circumstances to be followed when total assets held in segregated accounts are less than the total obligations to customers.

4.7.	The process for the timely recording of all transactions, including transactions impacting customers’ accounts, in the firm’s books of record.

4.8.	Requirement of independent audit of all books and records with respect to the above.

We expect to complete the implementation of the segregation of customer funds in the first half of 2023.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

18.	In future filings, please disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

Response: The Company respectfully notes that it has not experienced excessive redemptions or withdrawals, nor have suspended redemptions or withdrawals, of digital assets or fiat. In response to the Staff’s comment, the Company intends to include the following language in the Company’s upcoming annual report on Form 20-F:

The Company has not experienced excessive redemptions or withdrawals, nor has it suspended redemptions or withdrawals, of digital assets or fiat. Should excessive redemptions or withdrawals, or the suspension of redemption or withdrawals, occur in the future, the Company will disclose these occurrences and explain the potential effects of such occurrences on our financial condition and liquidity.

19.	We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. In future filings, to the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Response: In response to the Staff’s comment, the Company respectfully notes that it does not hold any crypto assets that serve as collateral for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party to. As such, the Company has not been affected by the recent market disruptions.

20.	In future filings, to the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Response: In response to the Staff’s comment, the Company respectfully notes that the only digital asset issued by INX is the INX Token. All issued INX Tokens are held by token holders, who may be investors or employees of INX, and are reflected as a liability on the consolidated balance sheet of the Company. INX Tokens do not serve as collateral for the Company’s or any of its affiliates’ loan, margin, rehypothecation or similar activity and, to the Company’s knowledge, INX Tokens do not serve as collateral for any other person’s or entity’s loan.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

21.	In your risk factors section, describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

Response: In response to the Staff’s comment, the Company intends to describe any material risks it faces due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets, by including the risk factor discussed in answer 15, to the Company’s upcoming annual report on Form 20-F.

22.	To the extent material, in future filings, please revise your risk factors section to discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: In response to the Staff’s comment, the Company intends to discuss any reputational harm it may face in light of the recent disruption in the crypto asset markets, by including the following risk factors in the Company’s upcoming annual report on Form 20-F:

We may face a reputational harm in light of the recent disruptions in the crypto asset markets.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to complete development of, successfully implement, and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers.

Additionally, although we are not directly connected to the recent crypto asset market events, we may still suffer reputational harm due to our association with the crypto asset industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of certain crypto assets and/or may adversely affect the Company’s business, reputation, financial condition and results of operations.

To the extent applicable, the Company will communicate in future filings the extent and effect, if any, on the Company with respect to any future bankruptcies and/or other significant crypto asset market events.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Some of those risks include:

●	any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition;

●	the theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

●	cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition;

●	we are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition;

●	security issues, bugs, and software errors have been identified with many crypto assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a crypto asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “INX” trademark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity about us, including our products, services, technology, customer service, personnel, and crypto asset or crypto asset platforms generally could diminish confidence in, and the use of, our products and services. Moreover, to the extent that we acquire a company and maintain that acquired company’s separate brand, we could experience brand dilution or fail to retain positive impressions of our own brand to the extent such impressions are instead attributed to the acquired company’s brand.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Due to unfamiliarity and negative publicity associated with some crypto asset platforms, existing and potential customers may lose confidence in crypto asset platforms.

Crypto asset platforms are relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence in crypto asset platforms, including regulated platforms like ours.

Since the inception of the crypto economy, numerous crypto asset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like us are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions.

In addition, there have been reports that a significant amount of crypto asset trading volume on crypto asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for crypto asset platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the crypto economy, and the closure or temporary shutdown of crypto asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our business.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

23.	In future filings, please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: In response to the Staff’s comment, the Company respectfully notes that it intends to describe any material risks to its business from the possibility of regulatory developments related to crypto assets and crypto asset markets, by including the following risk factor in the Company’s upcoming annual report on Form 20-F:

We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

The markets for digital securities and cryptocurrencies are still new and rapidly emerging. As such, the Company is subject to an extensive and highly evolving regulatory landscape. The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems (“ATS”), crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, counter-terrorist financing and others.

Many of these legal and regulatory regimes were adopted prior to currently available advanced technologies. As a result, some applicable laws and regulations world-wide do not contemplate or address unique issues associated with the digital securities and cryptocurrencies, and are subject to significant uncertainty, and vary widely across U.S. federal, state, and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

This complexity and evolving nature of the Company’s business and the significant uncertainty surrounding the regulation of the digital securities and cryptocurrencies requires us to exercise our best judgment as to whether certain laws, rules, and regulations apply to the Company’s business, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have misinterpreted any such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect the Company’s business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations not yet in existence. See for example, E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Moreover, we offer and may in the future offer products and services whose functionality or value depends in part on our management of token transaction smart contracts, asset tracking, or other applications that provide novel forms of customer engagement and interaction delivered via blockchain protocols. We may also offer products and services whose functionality or value depends on our ability to develop, integrate, or otherwise interact with such applications within the bounds of our legal and compliance obligations. The legal and regulatory landscape for such products, including the law governing the rights and obligations between and among smart contract developers and users and the extent to which such relationships entail regulated activity is uncertain and rapidly evolving. Our interaction with those applications, and the interaction of other blockchain users with any smart contracts or assets we may generate or control, could present legal, operational, reputational, and regulatory risks for our business.

Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty that we try to mitigate by adopting measures that do not necessarily apply to the Company’s current business operation (see for example segregation of assets). There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. Certain products and services offered by us that we believe are not subject to regulatory oversight or are only subject to certain regulatory regimes.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction. The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect the business or operations of in the Company.

While we have implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The crypto economy is novel. As a result, policymakers are just beginning to consider what a regulatory regime for crypto would look like and the elements that would serve as the foundation for such a regime. This less developed consideration of crypto may harm our ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.

As crypto assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”.

The crypto economy is novel. As a result, many policymakers are just beginning to consider what a regulatory regime for crypto would look like and the elements that would serve as the foundation for such a regime. Competitors, including traditional financial services, have spent years cultivating professional relationships with relevant policymakers on behalf of their industry so that those policymakers may understand that industry, the current legal landscape affecting that industry, and the specific policy proposals that could be implemented in order to responsibly develop that industry. The lobbyists working for these competitors have similarly spent years developing and working to implement strategies to advance these industries. Members of the crypto economy have started to engage policymakers directly and with the help of external advisors and lobbyists, but this work is in a relatively nascent stage. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the crypto economy or crypto asset platforms, which could adversely impact our business.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

24.	In future filing, please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response: In response to the Staff’s comment, the Company respectfully notes that it intends to describe any material risks it faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset market, by including the following risk factors in the Company’s upcoming annual report on Form 20-F:

We cannot assure that our policies and procedures in place to comply with applicable complex and evolving laws, regulations, and rules will always be effective, which could have a negative impact on our business operations.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment, maintenance, and scaling of our compliance, audit, and reporting systems to continuously keep pace with our customer activity and transaction volume, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures are and will always be effective or that we have been and will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Certain crypto assets in which we may in the future facilitate trading may be subject to regulatory authority by the CFTC. Any fraudulent or manipulative activity in a crypto asset occurring on our platform could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that certain crypto assets, may fall within the definition of a “commodity” under the CEA. As a result, the CFTC would have general enforcement authority to police against manipulation and fraud in at least some crypto asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Certain transactions in crypto assets may constitute “retail commodity transactions” subject to regulation by the CFTC as futures contracts. If crypto asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2020, the CFTC adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations.

Particular crypto assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a crypto asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, registrations and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Commodity interests, as such term is defined by the Commodity Exchange Act (CEA) and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including registrations of entities engaged in, and platforms offering, commodity interest transactions. This CFTC authority extends to crypto asset futures contracts and swaps, including transactions that are based on current and future prices of crypto assets and indices of crypto assets. To the extent that a crypto asset in which we facilitate or facilitated trading or transactions in a crypto asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in crypto asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.

Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on single securities and narrow-based indices of securities. If a crypto asset is deemed to be a security, certain transactions referencing that crypto asset could constitute a security-based swap. A crypto asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves crypto assets, could also constitute a security-based swap. To the extent that a crypto asset in which we facilitate or have facilitated trading or transactions in a crypto asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

25.	In future filings, please describe, in your risk factors section, any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Response: In response to the Staff’s comment, the Company respectfully notes that it intends to describe any material risks it faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset market, by including the following risk factor in the Company’s upcoming annual report on Form 20-F:

Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

Our customer funds are held with our partnering banks and custodians, which are not affiliated with INX. Supported crypto assets are not insured or guaranteed by any government or government agency. The ability to manage and accurately safeguard customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

Moreover, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, in the event of a bankruptcy, the crypto assets we hold in custody on behalf of our customers could be subject to bankruptcy proceedings and such customers could be treated as our general unsecured creditors. This may result in customers finding our custodial services more risky and less attractive and any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customer crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time.

Any loss of customer cash or crypto assets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Also, any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

26.	In future filings, to the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: In response to the Staff’s comment, the Company respectfully notes that at this time, its board or management have not identified any gaps with respect to risk management processes and policies in light of current crypto asset market conditions. If such gaps are identified in the future, the Company will make appropriate disclosure of such gaps and the changes we have made to address them.

27.	In future filings, please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

Response: In response to the Staff’s comment, the Company respectfully notes that at this time, it does not use any crypto assets as collateral as part of its operations. Furthermore, no crypto assets either owned by the Company or held on our customers’ behalf are used by others as collateral. If at some future time the Company’s business plan changes in this regard, ample disclosures to our customers and in public filings will be added, but there are no such plans at this time to use any of the above assets as collateral or rehypothecate them in any way.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

28.	In future filings, to the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in The INX Digital Company, Inc. shares or INX Tokens.

●	Risk of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	Risks from price declines or price volatility of crypto assets.

Response: In response to the Staff’s comment, the Company respectfully notes that it intends to describe such risks due to disruptions in the crypto asset markets, by including the following risk factors in the Company’s upcoming annual report on Form 20-F:

Market volatility of the INX Token may affect the value of investment by token holders

The trading price of INX Tokens may be affected by any number of factors including volume traded, volatility in the broader market for blockchain assets, changes in analyst earnings estimates, fluctuations in our results of operations, shifting investor perceptions, dilution (in both monetary and percentage amounts) from future sales or issuances of INX Tokens by the Company, large purchases or sales by a significant INX Token holders, or the announcement of new products. Any of these factors could affect the trading price of INX Tokens. Market volatility of the INX Token may affect the value of investment by token holders and could subject us to litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from achieving business objectives, which could harm our business. We are currently not subject to any token holder litigation and continue to aggressively pursue our business objectives toward gaining profitability, which ultimately leads to fulfilling the purpose of the INX Token, which is to share in profitability of the Company by token holders.

Risk of increased losses or impairments in our investments could have adverse effect on our financial condition

We hold significant investments in marketable debt securities such as corporate and municipal bonds and notes. The fair value of these financial instruments may be negatively affected by multiple factors including a downgrade of the credit rating or negative publicity of the issuer, market conditions, fiscal policy, geopolitical restrictions and sanctions, among others. Decrease in the fair value of these investments or distressed sale prior to the maturity at a price significantly below par value may negatively impact our shareholders’ equity and the Company’s financial position.

We may require additional financings to fund our operations, which we may be unable to obtain

We may need to raise additional capital to continue to expand our operations, pursue our growth strategies, fund needed capital expenditures, and to respond to competitive pressures. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our operations. We may be required to accept terms that restrict our ability to incur additional indebtedness or require us to maintain specified liquidity or other financial ratios or other terms that may not be in the best interests of our stockholders. The failure to obtain additional debt or equity financing on satisfactory terms could materially and adversely affect our financial condition, results of operations and business plans.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The size, nature and complexity of the Company’s business could make it susceptible legal proceedings which may have an adverse effect on our reputation and brand and our business, operating results, and financial condition

The size, nature and complexity of the Company’s business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. The Company believes that since the digital asset industry generally is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies. Any claims, regulatory proceedings or litigation that could arise in the course of the Company’s business could have a material adverse effect on the Company, its business or operations, or the industry as a whole.

The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines, or penalties;

●	substantial outside counsel, advisor, and consultant fees and costs;

●	substantial administrative costs, including arbitration fees;

●	additional compliance and licensure requirements;

●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	barring of certain employees from participating in our business in whole or in part;

●	orders that restrict our business or prevent us from offering certain products or services;

●	changes to our business model and practices;

●	delays to planned transactions, product launches or improvements; and

●	damage to our brand and reputation.

Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may result in changes to our business, as well as increased costs, and supervision and examination for ourselves, our affiliates, and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

As of this date, the Company is not aware of any legal proceedings or government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Company or its affiliates. However, the Company may be subject to regulatory oversight by numerous state, federal, and foreign regulators and we may become subject to various legal proceedings, inquiries, investigations, and demand letters that arise in the course of our business.

Price Volatility and Customers Demand

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2017, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions of, and overall sentiment towards, crypto assets;

●	changes in liquidity, market-making volume, and trading activities;

●	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity and events relating to the crypto economy;

●	unpredictable social media coverage or “trending” of, or other rumours and market speculation regarding crypto assets;

●	the ability for crypto assets to meet user and investor demands;

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

●	retail user preferences and perceived value of crypto assets and crypto asset markets;

●	increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;

●	regulatory or legislative changes and updates affecting the crypto economy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the adoption of unfavorable taxation policies on crypto asset investments by governmental entities;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in bitcoin and other proof-of-work mining activities;

●	ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing crypto asset transactions, including on the underlying blockchain networks and on crypto platforms;

●	financial strength of market participants;

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	the availability and cost of funding and capital;

●	the liquidity of crypto platforms;

●	interruptions in service from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition would be adversely affected.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

The crypto asset market has been characterized by significant volatility and unexpected price movements. Certain crypto assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. For instance, abrupt changes in volatility or market movement can lead to extreme pressures on our platform and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform.

29.	We note that you support trading for 15 different crypto assets on your INX Digital trading platform. In future filings, please revise to provide risk factor disclosure that your INX Digital trading platform may be operating as an unregistered exchange or unregistered broker-dealer in the United States. Please also discuss the potential consequences associated with those risks.

Response: In response to the Staff’s comment, the Company respectfully notes that its INXD subsidiary is licensed to operate as a money transmitter in 43 U.S. states plus Washington D.C. and Puerto Rico, and that its INXS subsidiary is registered as a broker-dealer (and authorized to operate an ATS) with FINRA and the SEC, and in all 50 U.S. States. Accordingly, the Company does not believe that it is operating as an unauthorized exchange or unregistered broker-dealer in the United States.

Purchase Transaction, page 3

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

30.	We note this transaction and the listing of your equity on the Neo Exchange in Canada.

Please tell us:

●	What changes (if any) occur as a result of this transaction to the legal rights of INX Token holders in a liquidation event such as a bankruptcy.

Response: In response to the Staff’s comment, the Company respectfully notes that the legal rights of the INX Token holders, as documented in a Token Purchase Agreement (“TPA”) executed by each INX Token investor and INX Ltd., was unchanged as a result of the transaction and the listing of our parent company’s equity on the Neo Exchange in Canada.

●	What impacts (if any) occur as a result of this transaction to the adjusted operating cash flow calculation and what it means for INX Token holders. Specifically address how share dividends would be treated if announced and how using company cash for share buybacks impact INX Token holders.

Response: The calculation of the adjusted operating cash flow remains unchanged as a result of the transaction. Additionally, the listing on the Neo Exchange does not impact INX Token holders. Share dividends, if announced, and share buybacks would not affect the INX Token holders’ right to the pro rata distribution of 40% of the cumulative Adjusted Operating Cash Flow net of cash flows which have already formed a basis for prior distribution.

●	Your consideration for disclosing the information in the preceding bullets.

Response: In response to the Staff’s comment, the Company respectfully notes that Note 1 to the consolidated financial statements discloses the issuance of the INX Token, the token’s attributes as well as rights and obligations of INX Token holders. Because the listing of the equity securities of our parent company, The INX Digital Company, Inc. (“TINXD”) on the NEO Exchange did not impact the INX Token attributes nor the rights or obligations of INX Token holders, the Company does not believe that such disclosure would be meaningful to the investors and readers of the financial statements.

●	Why it is appropriate to present consolidated financial statements of The INX Digital Company Inc. in lieu of those for INX Ltd.

Response: In response to the Staff’s comment, the Company respectfully notes that TINXD, is a publicly traded company on the NEO Exchange (in addition to also being listed at OTCQB), and, as such, it is subject to Canadian filing requirements under the Ontario Securities Commission rules. Required public quarterly filings of TINXD consolidated condensed financial statements and the related management’s discussion and analysis of financial condition and results of operations, as well as the related press releases, are also filed at the same time with the Commission on Form 6-K.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

In your response:

Tell us what entity financial statements you will provide in your 2022 Form 20-F. Reference for us the authoritative guidance you rely upon to support your position.

Response: In response to the Staff’s comment, the Company respectfully notes that the 2022 Form 20-F will include the audited consolidated financial statements of INX Ltd.

The Company is aware of the guidance pursuant to Section 15d-5 under the 1934 Act, which provides that, in connection with a succession by, among other things, an exchange of securities, “securities of any issuer that is not required to file reports pursuant to section 15(d) of the Act are issued to the holders of any class of securities of another issuer that is required to file such reports, the duty to file reports pursuant to such section shall be deemed to have been assumed by the issuer of the class of securities so issued.” However, the Company does not believe that the provision contemplates our present situation, in which the Company issued Tokens pursuant to individual Token Purchase Agreements (“TPAs”), rather than as a “class” of securities authorized under the company’s charter documents. While the TPA permits the Company to assign or transfer the TPA to its “successors and assigns,” the Company does not believe that TINXD is a legal successor or assignee of the Company’s rights and obligations under the TPA.

 Furthermore, in the prospectus pursuant to which the Tokens were issued, the Company committed to the following, with respect to the calculation and disclosure of its Adjusted Operating Cash Flow:

 “The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token. These final calculations will be clearly identified and will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year. We will publicly disclose these calculations by filing such information on a Form 6-K, including such information within our Form 20-F, issuing a press release and including the information on our website. Although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the audited consolidated financial statements of the Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.”

 The Company believes that the application of Section 15d-5 would cause the Company to be potentially in violation of each of the TPAs, and would cause the Company to not be in strict compliance with its commitments as set forth in the prospectus.  Further, the disclosure to be provided if the Company remains the reporting issuer would be exactly the disclosure that Token holders would want and expect to receive.  Accordingly, the Company intends to file its Form 20-F for 2022, and to include therein the financial statements of the Company, rather than the financial statements of TINXD. In addition, the Company intends to file a Form 6-K containing the TINXD financial statements and additional information.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	Confirm for us that all the subsidiaries identified beginning on page 6 other than INX Ltd. are held directly by INX Ltd.

Response: In response to the Staff’s comment, the Company respectfully notes that the following entities are wholly owned by INX Ltd.:

1.	INX Digital, Inc.
2.	INX Securities, LLC
3.	I.L.S. Brokers Ltd.
4.	Midgard Technologies Ltd.
5.	INX Transfer Agent LLC
6.	INX Solutions Limited
7.	INX Digital AssetsUK Limited
8.	INXEU Ltd.
9.	INX Services, Inc.

●	Tell us the amount of assets and liabilities other than the investment in INX Ltd. and any intercompany balances with INX Ltd. and it subsidiaries on the individual company balance sheet of The INX Digital Company Inc. at September 30, 2022.

Response: In response to the Staff’s comment, the Company respectfully notes that it has attached as Exhibit A the individual balance sheet of INXD as of September 30, 2022.

Operational Highlights, page 15

31.	Tell us your consideration for providing discussion and quantification of the underlying key drivers of revenue such as trading volumes, number of accounts, and/or number of transactions for both ILSB and INX Trading solutions. In addition, tell us your consideration for disclosing in your operating results discussion the changes within your weighted average trading fees or range of average fees for the periods presented within your financial statements.

Response: In response to the Staff’s comment, the Company respectfully notes that through September 30, 2022, the Company has not yet earned a significant amount of revenues, therefore, more extensive discussion of the underlying key drivers of revenue was not included in the Management’s Discussion and Analysis as of September 30, 2022. In response to Staff’s comment, the Company will provide this information in future filings.

Exhibit 99.1: Unaudited Consolidated Interim Financial Statements for the period ended

September 30, 2022

Notes to Condensed Consolidated Interim Financial Statements

Note 2: Significant Accounting Policies

h. Digital Assets, page F-16

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

32.	We note your accounting for digital assets as either inventory or indefinite-lived intangible assets. Please address the following:

●	Provide us a detailed listing of your digital asset holdings at both December 31, 2021 and September 30, 2022 by inventory versus intangible assets. Tell us your consideration for disclosing this information in your financial statements.

Response: In response to the Staff’s comment, the Company respectfully provides the following detailed listing of its digital asset holdings as of December 31, 2021 and as of September 30, 2022 by inventory versus intangible assets:

Digital Assets Characterized as Long-Term Intangible Assets

The Company held the following digital assets as of December 31, 2021:

Asset	Value in USD
BTC	$232,569
ETH	$176,625
LTC	$13,790
USDC	$543,247
USDT	$25,354
ZEC	$8,575
$1,000,159

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Digital Assets Characterized as Inventory

The Company held the following digital assets as of September 30, 2022:

Asset	Value in USD
AAVE	$44,988
AVAX	$23,053
BTC	$491,221
COMP	$60,840
CRV	$50,121
ETH	$225,518
FTM	$12,518
LINK	$22,991
LTC	$61,662
LTC	$11,337
MATIC	$31,673
SAND	$25,404
USDC	$950,856
USDT	$557,485
YFI	$528
ZEC	$75,947
ZUSD	$1,659
OTHER	$10,727
$2,658,528

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

As of December 31, 2021 and September 30, 2022, total digital assets held by the Company represent 1% and 3%, respectively, of total assets, which is an insignificant portion of the total assets, as such, the detailed amount for each digital asset holding was not considered to be material or meaningful disclosure. Type of principal digital assets owned as of both reporting dates were disclosed in Note 2, section h.

●	Tell us why all digital assets are classified as current assets at September 30, 2022 and as long-term assets at December 31, 2021. Reference for us the authoritative literature you rely upon to support your classification.

Response: In response to the Staff’s comment, the Company respectfully notes the following:

Applicable Accounting Treatment

In June 2019, the IFRS Interpretations Committee (“IFRS IC”) published its agenda decision on ‘Holdings of Cryptocurrencies’. The IFRS IC concluded that IAS 2, ‘Inventories’, applies to cryptocurrencies when they are held for sale in the ordinary course of business. If IAS 2 is not applicable, an entity applies IAS 38, ‘Intangible Assets’, to holdings of cryptocurrencies.

The IFRS IC observed that a holding of cryptocurrency meets the definition of an intangible asset in IAS 38 on the grounds that (a) it is capable of being separated from the holder and sold or transferred individually; and (b) it does not give the holder a right to a fixed or determinable number of units of currency.

The IFRS IC also observed that an entity may act as a broker-trader of cryptocurrencies. In that circumstance, an entity considers the guidance in paragraph 3(b) of IAS 2 for commodity broker-traders who measure their inventories at fair value less costs to sell. Paragraph 5 of IAS 2 states that broker-traders are those who buy or sell commodities for others or on their own account. The inventories referred to in paragraph 3(b) are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin.

Accounting Analysis and Conclusion

Digital Assets Characterized as Long-Term Intangible Assets

As of December 31, 2021, all digital assets were owned by INX Limited, and were held at a custodian. These digital assets were not intended for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin. These assets were held as a miscellaneous investment. As a result, in accordance with the IFRIC IC agenda decision referred to above, these digital assets were characterized as indefinite-lived intangible assets under IAS 38 and were presented as long-term assets.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Digital Assets Characterized as Inventory

As of September 30, 2022, all digital assets owned by the Company were held in the ordinary course of business by two wholly owned subsidiaries, INX Digital, Inc and INX Solutions Limited (“INX Solutions”), mainly to facilitate trade settlements on INX.One.

INXD, is registered as a money transmitter and operates a trading platform for digital assets as part of INX.One platform, previously marketed as INX Digital Trading Platform.

INX Solutions, is incorporated in Gibraltar as a private company limited by shares. INX Solutions provides liquidity and related risk management services to the trading platform operated by INXD.

These digital assets are purchased and held by these entities to provide liquidity on the trading platforms operated by the Company. Digital assets owned by INXD are mainly provided as inventory to outside market makers, which allows them to use this inventory of assets to post resting bid and offer orders in the market, create an orderbook, and settle trades with customers. These digital assets also include cryptocurrencies deducted as trading fees from customers (see our response to comment 33 for further details), which in turn either serve as inventory or are sold. Digital assets owned by INX Solutions and deposited with INXD are also used to provide liquidity on the Company’s trading platform and to settle trades with customers of INXD. INX Solutions, similarly to outside market makers, also provides liquidity on INX. One platform and uses digital assets held to settle trades with customers.

As such, INXD and INX Solutions hold digital assets in the ordinary course of business, as a broker-trader, with the intent to use them in the near future to facilitate buying and selling of such assets by customers trading on the trading platform.

Based on the above, the Company has concluded that since the digital assets held as of September 30, 2022, were held for the broker-trader activities of the Company, these assets should be classified as inventory, pursuant to the IFRIC IC agenda decision and accordingly they were presented as current assets.

●	Tell us how your impairment policy for indefinite-lived intangible assets tested annually or whenever there is an indication that the asset may be impaired complies with the guidance in IAS 36 and reference for us the specific provisions of that guidance to support your position. In your response, tell us whether you reverse prior impairment losses under IAS 36.114 and IAS 36.117, and if so, how much you reversed in 2021 and the first nine months of 2022.

Response: In response to the Staff’s comment, the Company respectfully notes that:

IAS 36.9 sates: An entity shall assess at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the entity shall estimate the recoverable amount of the asset.

IAS 36.10 states (in part): Irrespective of whether there is any indication of impairment, an entity shall also: (a) test an intangible asset with an indefinite useful life or an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

IAS 36.114 states: An impairment loss recognized in prior period for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset shall, except as described in paragraph 117, be increased to its recoverable amount. That increase is a reversal of an impairment loss.

IAS 36.117 states: The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Digital assets upon acquisition are recorded at their cost. Since the digital assets have an indefinite life, no amortization is recorded. The recoverable amount of the digital assets is their fair value which is based on the market price provided by Coinmarketcap.com (see also response to item 4 below). Pursuant to IAS 36.114 and .117, any impairment loss recorded during the period can be reversed if there has been a change in the recoverable amount, provided the reversal does not exceed its carrying amount, net of any impairment.

Based on the above, for digital assets held during any reporting period, the Company needs to check if there has been any impairment (reduction in fair value below cost) as of the end of the reporting period, since any reductions that may have occurred during the reporting period that exceed the reduction at the end of the reporting period would be reversed.

During the year ended December 31, 2021, the Company recorded impairment expense of $80,000. None of the impairment was reversed in 2021 or in 2022.

●	Tell us whether the quoted prices on active exchanges used as fair value to determine carrying value of digital assets classified as inventory or assessing impairment for digital assets classified as indefinite life intangibles represent the principal or most advantageous markets under IFRS 13.16. If so, tell us how you make this determination for each digital asset held and how frequently you assess the principal or most advantageous market. If not, tell us how your valuation complies with IFRS.

Response: In response to the Staff’s comment, the Company respectfully notes that the fair value of digital assets is determined by using the price quoted on Coinmarketcap.com as the principal market or most advantageous market is frequently not known or determinable, even though active markets exist for all digital assets held.

IFRS 13.17 states: “An entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available.”

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Coinmarketcap.com is a pricing aggregator, which provides a volume-weighted average price derived from actual trades in various exchanges. By using a volume-weighted average, the higher the volume in a particular exchange, the higher the contribution to the derived price. Additionally, exchanges with higher volume will have higher liquidity in relation to other exchanges. Accordingly, the Company believes any price difference between the volume- weighted average price and the price in the principal or most advantageous market, if any, would be immaterial.

i.	Revenue recognition, page F-17

33.	You disclose that you recognize revenue from contracts with customers when the control over the goods or services is transferred to the customer and that you record revenue gross when you are the principal and net when you are an agent. You also disclose that the transaction price is the amount of the consideration that you expect to receive based on the contract terms.

With respect to your separate INX Digital Trading Platform and your INX Securities Trading Platform (and the INX.One Platform since September 2022), please tell us how you recognize revenue and reference for us the authoritative literature you rely upon to support your accounting.

In your response:

●	Tell us how each platform operates by describing a purchase and sale transaction as well as an exchange transaction whereby a customer may exchange one digital asset for another.

Response: In response to the Staff’s comment, the Company respectfully notes the following:

Purchase and Sale Transaction of Digital Asset by Customers

The following description of a purchase and sale transaction applies to both a transaction involving the purchase and sale of a cryptocurrency for a fiat currency (USD) and an exchange transaction involving an exchange of one cryptocurrency for another cryptocurrency.

After a customer successfully completes the KYC process and is onboarded, the customer may enter a market, limit, stop limit or stop market order type trade to purchase a digital asset. The digital asset to be purchased and the amount of the consideration are reflected on the trade ticket, which is confirmed by the customer before the trade execution. The order is confirmed by the customer and depending on the order type it may be executed immediately or with a delay (if limit order type is specified). The customer must have a sufficient buying power (sufficient USD or relevant digital assets balances in the account) for the order to be executed.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The Company offers the following pairs on INX ONE:

Fiat pairs: BTC-USD, ETH-USD, MSTO-USD*, INX-USD*, ZEC-USD, LTC-USD, USDC-USD, ZUSD-USD, AVAX-USD, SAND-USD, MANA-USD, MATIC-USD, LINK-USD, FTM-USD, YFI-USD, UNI-USD, CRV-USD, AAVE-USD

Digital assets pairs: ETH-BTC, LTC-BTC, ZEC-BTC, AVAX-BTC

Stable coin pairs: BTC-USDC, ETH-USDC, USD-GYEN, BTC-GYEN, ZUSD-GYEN, BTC-ZUSD

*Denotes a registered security token pair.

When the order is executed, in a purchase transaction, the customer account is updated to reflect the purchased quantity of the digital asset and the amount of consideration currency used to pay for it. In a sale transaction, the opposite is true, the customer account is updated to reflect the sold quantity of the digital asset and the amount of consideration received.

At the time the transaction is executed, the transaction fee is charged and deducted from the customer account. The transaction fee is set as a percentage of the transaction value based on the fee schedule published on the Company’s website (https://www.inx.co/fee-schedules/) and is charged in the currency of the consideration paid or received by the customer. For example, if a customer buys BTC with USD, the transaction fee would be charged in USD. The same process is followed with regards to transactions where one digital asset is purchased for another, for example, BTC is purchased with ETH. In this example, the transaction fee would be charged in ETH.

Purchase and Sale Transaction of Security Token by Customers

After a customer successfully completes the KYC onboarding process and, among other steps, whitelists the customer’s self-hosted MetaMask wallet on the INX Securities trading platform and funds the USD account, the customer may enter a limit order to purchase a security token. The digital asset to be purchased and the amount of the consideration are reflected on the trade ticket, which is confirmed by the customer before the trade execution. The order is confirmed by the customer and it may be executed immediately or with a delay (depending on the limit price specified). The customer must have sufficient buying power (sufficient USD or relevant security token balances in the account) to execute the order.

The Company offers the following pairs in security tokens on INX.ONE: INX-USD and MSTO-USD.

INX Securities ATS will match the buyer’s bid order with a settler’s ask order in the order book. Upon a matched transaction, the buyer’s MetaMask wallet is updated to reflect the purchased security token and the USD balance of the customer is reduced by the consideration amount. In a sale transaction, the opposite is true, the customer account is updated to reflect the sold quantity of the security token and the amount of consideration received (USD only).

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

At the time the transaction is executed, the transaction fee is charged by INX Securities from both buyer and seller customers in USD. The transaction fee is set as a percentage of the transaction value based on the fee schedule referred to above. Trading fees charged by INX Securities are in USD.

●	As it relates to identifying the contract in IFRS 15:

a.	Provide us a sample contract for each platform and cross reference your analysis to the specific provision of each contract.

b.	Identify your customer and explain why this party is your customer.

c.	Tell us the terms of each contract for accounting purposes explaining when they begin and how they end, including whether there are any penalties for contract termination by either party.

●	As it relates to identifying your performance obligations in IFRS 15:

a.	Tell us each performance obligation you identify and how each is distinct.

b.	Explain how you satisfy each performance obligation.

●	As it relates to determining the transaction price in IFRS 15:

a.	Tell us how you determine the transaction price.

b.	Explain how you account for any variable consideration and the constraint thereof, including your accounting for any non-cash consideration and anticipated discounts available to INX Token holders.

●	Tell us how you allocate transaction price to multiple performance obligations under IFRS 15, if applicable.

●	Tell us how you applied principal versus agent guidance.

●	Tell us your accounting for any receivables denominated in digital assets.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Response: In response to the Staff’s comment, the Company respectfully notes the following:

Contracts with customers.

Revenue earned related to transaction fees on INX.One trading platform (including both, the INXD and INXS Trading Platforms) is in the scope of IFRS 15, Revenue from Contracts with Customers. Such revenue is included in Revenues, trading and brokerage fees in the consolidated statements of comprehensive income. Revenue is recognized when goods or services are transferred to the customer, at the transaction price. The Company applies the principles of revenue recognition required by IFRS 15 by using the following five steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

At the time a customer opens an account with INX, it is required to consent to a customer trading agreement as specified below:

INX Securities, LLC - Customer Digital Trading Agreement https://www.inx.co/uncategorized/digital-trading-agreement/

INX Digital Inc. – Customer Digital User Agreement https://www.inx.co/uncategorized/2021-12-inx-digital-user-agreement/

Identification of customer

Appendix A to IFRS 15 defines a customer as a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

The users of the trading platform (buyers and sellers) obtain services related to digital assets, which are an output of the Company’s ordinary activities in exchange for consideration - see Section 4, INX Digital Services, of the Customer Digital User Agreement and Section 2, Trading on The Platform by Approved User, of the Customer Digital Trading Agreement. Providing trading services for transactions in digital assets is an activity that constitutes part of the Company’s ongoing major operations. The account agreement with customers grants the Company a right to charge fees for providing such services. Accordingly, the users of the trading platform are identified as the customer of the Company.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Term (duration) of each contract

The Company refers to IFRS 15.9 to determine whether a contract exists.  Contracts with customers are open-ended and can be terminated without a termination penalty by both parties.  The customer can cancel the Offer at any time prior to the order being matched and the Company can cancel any open Bid or Offer at any time without penalty – see  Sections 3.3 and 4 of the INX Digital Customer Digital User Agreement and Sections 2.1a and 2b of the INX Securities Customer Digital Trading Agreement (according to IFRS 15.12, a contract does not exist if each party has the unilateral right to cancel a wholly unperformed contract).

The members of the Transition Resource Group for Revenue Recognition (“TRG”), in a meeting in October 2014 (Agenda paper No. 10), agreed that if a contract with a stated contractual term can be terminated by either party at any time for no consideration, the contract duration ends when control of the goods or services that have already been provided transfers to the customer, regardless of the contract’s stated contractual term.

Accordingly, the Company views the term of the contract as commencing for each transaction when the customer confirms a purchase or sell order and as ending when the order is executed and processed, because at that time all criteria required under IFRS 15.9 are met.  At that time, the digital services were provided by the Company and transferred to the customer, hence revenue is recognized at a point in time.

Identification of the performance obligations

Performance obligations are the services promised in the abovementioned INX account agreements with customers.  The Company assessed service obligations noted in the agreements with customers and determined that it has a single distinct performance obligation in accordance with IFRS 15.22-30.

The Company’s performance obligation is to provide a digital asset matching service when customers buy or sell digital assets on the platform. It should be noted that in the context of the Customer Digital User Agreement, access to the hosted digital currency and US dollar accounts are an integral and necessary part of providing the digital asset matching service that the customer is requesting and therefore are not distinct performance obligations. – see Sections 3.3 and 4.3 of the INX Digital Customer Digital User Agreement and the Introductory Section of the INX Securities Customer Digital Trading Agreement.

This performance obligation is satisfied when the customer’s buy/sell order is executed and processed by the Company.

Determination of transaction price

As noted in IFRS 15.47, transaction price is the amount of the consideration the Company is entitled to receive in exchange for transferring goods or services to customers. Transaction price relates to a distinct performance obligation based on a standalone transaction.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

The consideration to which the Company is entitled for performing the trading platform service is determined using a published fee schedule (see our response to section 1 above), which fee is based on the quantity and transaction price of each individual customer transaction – see Section 3 of the INX Digital Customer Digital User Agreement and Section 2c of the INX Securities Customer Digital Trading Agreement. Although the fee is technically based on a variable calculation (price and quantity in each transaction), the actual fee for each transaction is fixed immediately upon the execution of the transaction. Since the duration of each transaction as described above is insignificant, the issue of estimation of the variable consideration is not applicable.

In certain instances, the transaction fee can be collected in digital assets. In those instances, revenue is measured based on the fair value of the digital assets received at the time of the transaction.

Fee discounts for INX Token holders are not currently offered on the trading platform.

As the Company is performing a single obligation, the allocation of the transaction price to multiple performance obligations is not applicable.

Recognition of revenue when performance obligation is satisfied

In accordance with IFRS 15.31, transaction fees charged on the INX.One trading platform are recognized as revenue when the promised services are transferred to the customer and the customer obtains control – see Section 4.3 of the Customer Digital User Agreement and Section 2i of the Customer Digital Trading Agreement.  The Company’s service obligation is to provide a digital asset matching service when customers buy, sell, or convert digital assets on the platform.  The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time when the transaction is processed, consistent with IFRS 15.38.

Principal versus agent

Judgment is required in determining whether the Company is a principal or an agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptocurrency provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the cryptocurrency to the customer (net).

The Company does not control the cryptocurrency being provided before it is transferred to the buyer, does not have market risk with regards to the digital asset, and is not responsible to hold inventory to settle the trade. The Company also does not set the price for the cryptocurrency as the price is the market price established electronically via orders submitted by buyers and sellers at various desired prices on the platform. The market is established by INX customers (willing buyers and sellers) submitting market or limit orders to buy or sell digital assets and, therefore, forming a natural public market.

As a result, in accordance to guidance in IFRS 15.B34-B38, the Company acts as an agent in facilitating the ability for a customer to purchase/sell digital assets from/to another customer and accordingly records revenue in the amount of the trading fee.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Receivables in digital assets

The Company does not have any receivables denominated in digital assets.

m. Customer funds and funds due to customers, page F-19

34.	You disclose that customer funds include digital assets held for the exclusive benefit of customers. In the penultimate paragraph on page 2 of your third quarter 2022 earnings release provided as Exhibit 99.3 to this Form 6-K, you indicate that your INX Securities ATS customers get full transparency as they control their assets, their keys and their wallets.

●	Please tell us (and reference where appropriate the authoritative literature you relied upon to support your position):

●	Whether you record all digital assets held on behalf of customers on your balance sheet. If not, tell us how you determine which assets to record.

Response: In response to the Staff’s comment, the Company respectfully notes that cash and digital assets held on behalf of customers are presented as Customer funds on the consolidated balance sheets, with the corresponding cash and digital assets due to customers presented on the consolidated balance sheets as Funds due to customers. These assets and liabilities are related to customers holding digital assets with INX Digital Inc. (“INX Digital”). Assets and corresponding customer liabilities related to clients of INX Securities LLC (“INX Securities”) are not reflected on the consolidated balance sheet.

With regards to INX Digital, the Company safeguards crypto assets for customers in digital wallets and portions of cryptographic keys necessary to access crypto assets on the trading platform. The Company safeguards these assets and/or keys from loss, theft, or other misuse.

The Company maintains a record of all assets in digital wallets held on behalf of customers of INXD, as well as the record of full or a portion of private keys including backup keys, which are maintained on behalf of customers.  The Company is subject to security risk and would be obligated to consider reimbursement customers for lost digital assets in a case of a security breach (for which purpose, among others, the Reserve Fund is held).  Per Section 3 of the Digital User Agreement, the Company may use shared Digital Currency Wallets, controlled by INX and the INX Custodial Partner.  Accordingly, the Company concluded that it has control of customers’ assets and therefore records such digital assets of INX Digital customers as well as corresponding customer liability, under the IFRS accounting guidance. The Company records the assets and liabilities, on the initial recognition and at each reporting date, at the fair value of the crypto assets less cost to sell.

With regards to INX Securities, cash and digital securities are not maintained on behalf of the customers by the Company. Cash balances are held in individual bank accounts for each customer and digital securities are held in self-custodied Metamask wallets of each customer. The Company does not maintain private keys or the ability to recover customers’ private keys for customers of INX Securities. Each customer fully controls such keys. Accordingly, these asset and corresponding liability balances are not recorded, as there is no related safeguarding obligation under IFRS accounting practices for broker-traders and in accordance with SAB 121.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

●	How much of your customer funds assets at both December 31, 2021 and September 30, 2022 represent digital assets.

Response:In response to the Staff’s comment, the Company respectfully notes that as of December 31, 2021 and September 30, 2022, customer funds assets include $2,954,705 and $2,441,821 of digital assets, respectively.

●	How much of the assets in the preceding bullet relate to your INX Digital Trading Platform versus your INX Securities Trading Platform or the relevant separate components of your INX.One platform.

Response: In response to the Staff’s comment, the Company respectfully notes that customer funds presented on the consolidated balance sheets and related liabilities are related to customers of INXD (INX Digital Trading Platform). Customer assets and corresponding customer liabilities related to clients of INX Securities (INX Securities Trading Platform) are not reflected on the consolidated balance sheet.

●	Why it is appropriate to record digital assets of your customers that you may not control on your balance sheet.

Response: In response to the Staff’s comment, the Company respectfully notes that digital securities of customers for which the Company does not have control over relevant digital wallets (digital securities held by customers of INX Securities) are not recorded on the consolidated balance sheet of the Company.

●	How you determine the carrying value of these assets at each balance sheet date.

Response: In response to the Staff’s comment, the Company respectfully notes that it records the assets and liabilities, on the initial recognition and at each reporting date, at the fair value of digital assets, which it safeguards for its customers. The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinmarketcap.com.

●	How you considered the guidance of SAB 121.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to the first paragraph of this response to comment 34 above.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Please contact me at 212.801.9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark S. Selinger

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Exhibit A

The Inx Digital Company Inc.

Balance Sheet

As of September 30, 2022

(unaudited)

Assets
Current Assets
Cash and cash equivalents	$229,000
Other assets	$77,000
Total Current Assets	$306,000

Non-current Assets
Prepaid expense	$115,000
Investment is subsidiary	$13,301,000
Total Non-Current Assets	$13,416,000

Total Assets	$13,722,000

Liabilities and Equity
Liabilities
Current Liabilities
Accounts payable and accrued expenses	$270,000
Amount due to an affiliate	$921,000
Total Current Liabilities	$1,191,000
Non-Current Liabilities
Warrant liability	$16,000
Total Liabilities	$1,207,000

Equity
Share capital premium	$56,021,000
Contribution to equity by controlling shareholder	$582,000
Other comprehensive income (loss)	$(1,823,000)
Accumulated deficit	$(69,709,000)
Total Equity	$(14,929,000)

Total Liabilities and Equity	$(13,722,000)

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

U.S. Securities and Exchange Commission

February 21, 2023

Exhibit B

Digital Assets Schedule as of December 31, 2022 (Not audited)

INX Digital Inc.:

AAVE
AVAXC
BTC
COMP
CRV
ETH
FTM
GYEN
LINK
LTC
MANA
MATIC
SAND
UNI
USDC
YFI
ZEC
ZUSD
USDT
TKX
POWR

INX Solutions - held in INXD:

UNI
CRV
USDC
BTC
ETH
LTC
LINK
MATIC
AVAXC
FTM
ZEC
COMP
AAVE
SAND
INX Solutions - held in BitFinex
USDT
USDT

Total USD in thousands 2,778

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com